Exhibit 99.5

CERTIFICATE of QUALIFIED VALUATOR - J Burger
I, Jaco Burger, do hereby certify that:

1.	I am an employee of Minxcon Consulting (Pty) Ltd Suite 5, Coldstream Office Park, 2 Coldstream Street, Little Falls, Roodepoort, South Africa

2.
I graduated with a B.Eng. Mining degree from the University of Pretoria in 2009. In addition, I have obtained a Mine Managers’ Certificate in 2012. I completed a post graduate diploma in Financial Management through UNISA in 2011 and am currently a 2014 CFA Level 1 Candidate.

3.
I have worked as a Mining Engineer for more than 5 years. As a former employee of Anglo Platinum I was involved in the mining production activities and was in charge of supervising various underground operations. I have been employed by Minxcon for the past two years as a valuator and completed a number of valuations on various commodities, including gold, using the valuation approaches described by the Standards and Guidelines for Valuation of Mineral Properties recommended by the Special Committee of the Canadian Institute of Mining, Metallurgy and Petroleum or Valuation of Mineral Properties (CIMVAL).

4.
I am a member/fellow of the following professional associations, which meet all the attributes of a Professional Association or a Self-Regulatory Professional Association, as applicable (as those terms are defined in CIMVAL):-

Class	Professional Society	Year of Registration
Professional	Engineering Council of South Africa (Registration Number: 20130533)	2013
Member	South African Institute of Mining and Metallurgy (Number: 705773)	2012

5.	I am responsible for Items 1-6, 19-27 of the Qualified Person’s Report titled “A Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe”, effective 1 October 2014.

6.
I have read the definition of “Qualified Person” set out in the Canadian Code for reporting of Resources and Reserves – National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43-101F1 and the Companion Policy Document 43-101CP (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of this Qualified Persons’ Report.

7.	I am a Qualified Valuator as the terms are defined in CIMVAL for the purpose of the valuation and the Valuation Report.

8.	I have read the NI43-101 and this Report has been prepared in compliance with it.

9.	As of the effective date, to the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.

10.	The facts presented in the Report are, to the best of my knowledge, correct.

11.	The analyses and conclusions presented in the Report are limited only by the reported forecasts and conditions.

12.
I have no present or prospective interest in the subject property or asset and have no bias with respect to the assets that are the subject of the Report, or to the parties involved with the assignment.

13.	My compensation, employment or contractual relationship with the Commissioning Entity is not contingent on any aspect of the Report.

14.	I did not undertake a personal inspection of the property.

15.	I have had no prior involvement with the property that is the subject of this Report.

Yours faithfully,

___________________________
J BURGER
Pr Eng. (Mining)
ECSA, MSAIMM
VALUATOR